UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)


                                DCAP GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    233065101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Michael Feinsod                         Elliot Press, Esq.
        Infinity Capital, LLC                   c/o Katten Muchin Rosenman LLP
        767 Third Avenue                        575 Madison Avenue
        16th Floor                              New York, New York 10022
        New York, New York 10017                (212) 940-6348
        (212) 752-2777

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 23, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 233065101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     487,495 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            487,495 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      487,495 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.40%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 233065101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   487,495 shares
                   (comprised of shares held by Infinity Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          487,495 shares
    WITH           (comprised of shares held by Infinity Capital Partners, L.P.)
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      487,495 shares
      (comprised of shares held by Infinity Capital Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.40%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 233065101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   487,495 shares
                   (comprised of shares held by Infinity Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          487,495 shares
    WITH           (comprised of shares held by Infinity Capital Partners, L.P.)
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      487,495 shares
      (comprised of shares held by Infinity Capital Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.40%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 233065101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael Feinsod
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   487,495 shares
                   (comprised of shares held by Infinity Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          487,495 shares
    WITH           (comprised of shares held by Infinity Capital Partners, L.P.)
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      487,495 shares
      (comprised of shares held by Infinity Capital Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.40%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 11 amends the Statement on Schedule 13D relating to the Common Stock (the "Common Stock") of DCAP Group, Inc. (the "Company"), a company organized and existing under the laws of the State of Delaware, filed by Infinity Capital Partners, L.P., a Delaware limited partnership ("Partners"),
(ii) Infinity Capital, LLC, a Delaware limited liability company ("Capital"),
(iii) Infinity Management, LLC, a Delaware limited liability company ("Management"), and (iv) Michael Feinsod (Partners, Capital, Management and Mr. Feinsod are hereinafter collectively referred to as the "Reporting Persons") on December 8, 2006, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 filed on December 19, 2006, December 20, 2006, January 5, 2007, January 30, 2007, March 8, 2007, May 16, 2007, June 28, 2007, August 15, 2007, December 11,
2007 and March 20, 2008, respectively. Defined terms used but not otherwise defined in this Amendment No. 9 shall have the meanings ascribed thereto in the Statement on Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended as follows:

            The aggregate amount of funds used to purchase the shares of Common Stock acquired by Partners since the filing of Amendment No. 10 to the Schedule 13D is $21,376.

Item 4.     Purpose of Transaction.

            Item 4 is hereby amended by adding the following:

            On October 23, 2008, Mr. Feinsod was appointed to the Company's board of directors. The Reporting Persons are concerned about the recent performance of the Company and intend to closely monitor developments at the Company. As a member of the board of directors of the Company, Mr. Feinsod will be involved in deliberations and discussions on various issues affecting the Company, which could include, from time to time, matters set forth in subsection
(b) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 2,972,746 shares of Common Stock outstanding as of October 22, 2008 as reported in the Company's Preliminary Proxy Statement filed on October 24, 2008.

            As of the close of business on October 28, 2008:

                  (i) Partners owns 487,495 shares of Common Stock which constitute approximately 16.40% of the shares of Common Stock outstanding;

                  (ii) Capital owns no shares of Common Stock directly. As sole general partner of Partners, Capital may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 487,495 shares of Common Stock owned by Partners. Such shares of Common Stock constitute approximately 16.40% of the shares of Common Stock outstanding;

                  (iii) Management owns no shares of Common Stock directly. As the Investment Manager of Partners, Management may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 487,495 shares of Common Stock that are owned by Partners. Such shares of Common Stock constitute approximately 16.40% of the shares of Common Stock outstanding; and

                  (iv) Michael Feinsod owns no shares of Common Stock directly. As the Managing Member of Capital and Management, the General Partner and Investment Manager, respectively, of Partners, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 487,495 shares of Common Stock, that are owned by Partners. Such shares, in the aggregate, constitute approximately 16.40% of the shares of Common Stock outstanding.

            Item 5(c) is hereby amended as follows:

            (c) On September 19, 2008 Partners purchased 9,607 shares of Common Stock on the open market for $0.78 per share. On September 23, 2008 Partners purchased 1,500 shares of Common Stock on the open market for $0.79 per share.

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2008

                                  INFINITY CAPITAL PARTNERS, L.P.

                                  By: Infinity Capital, LLC, its General Partner

                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member


                                  INFINITY CAPITAL, LLC

                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member


                                  INFINITY MANAGEMENT, LLC

                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member


                                  /s/ Michael Feinsod
                                  ----------------------------------------------
                                  Michael Feinsod